Exhibit 99.2

CRESCO LABS INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Interim Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss	4

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	7

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	8

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

(In thousands of United States Dollars, except share and per share amounts)

	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$89,508	$223,543
Restricted cash	2,826	2,559
Accounts receivable, net	44,592	43,379
Inventory, net	158,912	136,643
Loans receivable, short-term	—	1,312
Other current assets	18,479	14,319

Total current assets	314,317	421,755
Non-current assets:
Property and equipment, net	396,168	369,092
Right-of-use assets	95,069	88,017
Intangible assets, net	433,345	437,644
Loans receivable, long-term	1,245	505
Investments	1,992	5,912
Goodwill	448,376	446,767
Deferred tax asset	6,314	6,561
Other non-current assets	4,217	4,210

Total non-current assets	1,386,726	1,358,708

TOTAL ASSETS	$1,701,043	$1,780,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	$36,988	$32,278
Accrued liabilities	45,933	95,442
Short-term borrowings	19,357	19,928
Income tax payable	59,023	46,949
Current portion of lease liabilities	22,119	20,792
Deferred consideration, contingent consideration and other payables, short-term	44,796	71,833
Derivative liabilities, short-term	—	1,172

Total current liabilities	228,216	288,394
Non-current liabilities:
Long-term notes payable and loans payable	467,082	465,079
Lease liabilities	123,996	118,936
Deferred tax liability	82,836	85,666
Deferred consideration, long-term	8,281	17,651
Other long-term liabilities	7,008	7,001

Total non-current liabilities	689,203	694,333

TOTAL LIABILITIES	917,419	982,727

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021, respectively
Subordinate Voting Shares, no par value; unlimited shares authorized; 278,829,674 and 270,033,270 issued and outstanding at June 30, 2022 and December 31, 2021, respectively
Proportionate Voting Shares[1], no par value; unlimited shares authorized, 20,095,784 and 20,667,206 issued and outstanding at June 30, 2022 and December 31, 2021, respectively
Special Subordinate Voting Shares[2], no par value; 639 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021, respectively
Share capital	1,700,008	1,597,715
Accumulated other comprehensive loss	(428)	(254)
Accumulated deficit	(900,031)	(841,907)

Equity of Cresco Labs Inc.	799,549	755,554
Non-controlling interests	(15,925)	42,182

TOTAL SHAREHOLDERS’ EQUITY	783,624	797,736

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,701,043	$1,780,463

[1]	Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
[2]	Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2022 and 2021

(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue, net	$218,226	$209,975	$432,617	$388,412
Costs of goods sold	105,402	108,994	212,420	200,408

Gross profit	112,824	100,981	220,197	188,004
Operating expenses:
Selling, general and administrative	90,147	86,109	177,253	156,894

Total operating expenses	90,147	86,109	177,253	156,894

Income from operations	22,677	14,872	42,944	31,110
Other expense:
Interest expense, net	(12,016)	(11,481)	(26,379)	(22,783)
Other income (expense), net	4,681	12,725	(2,091)	385
Loss from equity method investments	—	—	—	(1,196)

Total other (expense) income, net	(7,335)	1,244	(28,470)	(23,594)

Income before income taxes	15,342	16,116	14,474	7,516
Income tax expense	(23,638)	(13,463)	(46,445)	(28,987)

Net (loss) income	(8,296)	2,653	(31,971)	(21,471)
Net income attributable to non-controlling interests, net of tax	5,245	7,480	8,951	12,749

Net loss attributable to Cresco Labs Inc.	$(13,541)	$(4,827)	$(40,922)	$(34,220)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.14)	$(0.14)
Basic and diluted weighted-average number of shares outstanding	296,321,886	260,039,695	294,530,574	248,932,086

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

For the Three and Six Months Ended June 30, 2022 and 2021

(In thousands of United States Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss) income	$(8,296)	$2,653	$(31,971)	$(21,471)
Foreign currency translation differences, net of tax	16	(207)	(174)	147

Total comprehensive (loss) income for the period	(8,280)	2,446	(32,145)	(21,324)
Comprehensive income attributable to non-controlling interests, net of tax	5,245	7,480	8,951	12,749

Total comprehensive loss attributable to Cresco Labs Inc.	$(13,525)	$(5,034)	$(41,096)	$(34,073)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

(In thousands of United States Dollars)

	Share capital	Accumulated Deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2021	$802,264	$(328,380)	$(647)	$102,095	$575,332
Exercise of options and warrants	1,956	—	—	—	1,956
Equity-based compensation	6,207	—	—	—	6,207
Employee taxes on certain share-based payment arrangements	13,139	—	—	—	13,139
Income tax reserve	—	80	—	—	80
Equity issued related to acquisitions	2,000	—	—	—	2,000
Private placement issuance, net of costs	123,469	—	—	—	123,469
Equity issuances	15,790	—	—	—	15,790
Distributions to non-controlling interest holders	(2,165)	—	—	(3,980)	(6,145)
Cresco LLC shares redeemed and other adjustments	93,264	(85,538)	—	(5,403)	2,323
Foreign currency translation	—	—	354	—	354
Net income (loss)	—	(29,393)	—	5,269	(24,124)

Balance as of March 31, 2021	$1,055,924	$(443,231)	$(293)	$97,981	$710,381

Exercise of options and warrants	2,564	—	—	—	2,564
Equity-based compensation	9,723	—	—	—	9,723
Employee taxes on certain share-based payment arrangements	(698)	—	—	—	(698)
Income tax reserve	—	87	—	—	87
Net impact pursuant to tax receivable agreement	611	—	—	—	611
Equity issued related to acquisitions	213,558	—	—	—	213,558
Equity issuances	(387)	—	—	—	(387)
Distributions to non-controlling interest holders	48,708	—	—	(53,930)	(5,222)
Cresco LLC shares redeemed and other adjustments	87,932	(86,682)	—	(3,685)	(2,435)
Foreign currency translation	—	—	(207)	—	(207)
Net income (loss)	—	(4,827)	—	7,480	2,653

Balance as of June 30, 2021	$1,417,935	$(534,653)	$(500)	$47,846	$930,628

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

(In thousands of United States Dollars)

	Share capital	Accumulated Deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2022	$1,597,715	$(841,907)	$(254)	$42,182	$797,736
Exercise of options and warrants	358	—	—	—	358
Equity-based compensation	7,727	—	—	—	7,727
Employee taxes on certain share-based payment arrangements	(87)	—	—	—	(87)
Income tax reserve	—	78	—	—	78
Payable pursuant to tax receivable agreements	(163)	—	—	—	(163)
Tax benefit from shareholder redemptions	186	—	—	—	186
Distributions to non-controlling interest holders	(9,992)	—	—	(8,233)	(18,225)
Cresco LLC shares redeemed and other adjustments	11,708	(11,185)	—	(523)	—
Foreign currency translation	—	—	(190)	—	(190)
Net income (loss)	—	(27,381)	—	3,706	(23,675)

Balance as of March 31, 2022	$1,607,452	$(880,395)	$(444)	$37,132	$763,745

Exercise of options and warrants	369	—	—	—	369
Equity-based compensation	7,547	—	—	—	7,547
Employee taxes on certain share-based payment arrangements	(326)	—	—	—	(326)
Equity issuances	34,708	—	—	—	34,708
Distributions to non-controlling interest holders	50,258	(6,095)	—	(58,302)	(14,139)
Foreign currency translation	—	—	16	—	16
Net income (loss)	—	(13,541)	—	5,245	(8,296)

Balance as of June 30, 2022	$1,700,008	$(900,031)	$(428)	$(15,925)	$783,624

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

(In thousands of United States Dollars)

	Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(31,971)	$(21,471)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	24,073	19,957
Amortization of operating lease assets	2,975	3,514
Bad debt expense and provision (benefit) expense for expected credit losses	(111)	344
Share-based compensation expense	14,955	15,798
Loss (gain) on investments	3,897	(4,215)
Loss on changes in fair value of deferred and contingent consideration	5,667	8,135
Gain on derivative instruments and warrants	(1,184)	(2,712)
Loss on inventory write-offs and provision	724	713
Change in deferred taxes	(1,883)	(12,224)
Accretion of discount and deferred financing costs on debt arrangements	1,904	2,983
Foreign currency loss	27	719
Loss on disposal of property, plant and equipment	2,009	—
(Gains) net of losses, on other adjustments to net income	(5,236)	(1,678)
Settlement gain	—	(810)
Loss on divestiture	—	1,149
Changes in operating assets and liabilities:
Accounts receivable	(1,802)	(12,196)
Inventory	(19,791)	(14,151)
Other assets	(5,566)	(1,397)
Accounts payable and other accrued expenses	(392)	13,539
Operating lease liabilities	(9,753)	(8,020)
Other current liabilities	—	(52)
Income tax payable	10,964	(18,166)

NET CASH USED IN OPERATING ACTIVITIES	(10,494)	(30,241)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(49,279)	(50,690)
Purchases of intangibles	(2,385)	(2,186)
Proceeds from sale-leaseback transactions and tenant improvement allowances	3,738	21,731
Payment of acquisition consideration, net of cash acquired	(1,135)	(2,831)
Proceeds from divestiture, net of cash transferred	—	69
Receipts from collections of loans and advances	2,654	400
Loans and advances for entities expected to be acquired	(1,200)	(22,870)

NET CASH USED IN INVESTING ACTIVITIES	(47,607)	(56,377)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from January offering	—	124,105
Payment of debt, financing issuance costs and non-extending lender fees	—	(3,488)
Proceeds from exercise of stock options, warrants and sell-to-cover shares	2,997	17,621
Payments for taxes related to net share settlements of restricted stock units	—	(143)
Payment of acquisition-related contingent consideration	(4,927)	—
Distributions to non-controlling interest redeemable unit holders	(72,430)	(55,624)
Principal payments on finance lease obligations	(1,140)	(955)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(75,500)	81,516

Effect of foreign currency exchange rate changes on cash	(167)	(439)
Net decrease in cash and cash equivalents	(133,768)	(5,541)
Cash and cash equivalents and restricted cash, beginning of period	226,102	140,774
Cash and cash equivalents, end of period	89,508	131,040
Restricted cash, end of period	2,826	4,193

Cash and cash equivalents and restricted cash, end of period	$92,334	$135,233

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD:
Income tax, net	$37,364	$59,215
Interest	26,272	22,004
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Other share issuances	$—	$215,558
Non-cash consideration for business combination	34,708	44,789
Non-controlling interests redeemed for equity	612	9,086
Increase to net lease liability	16,611	16,643
Deferred and contingent consideration for acquisitions	—	865
Liability incurred to purchase property and equipment and intangibles	6,909	10,238
Cashless exercise of stock options and warrants	(253)	951
Unpaid declared distributions to non-controlling interest redeemable unit holders	12,963	5,345
Receivable due from financing lease transactions	1,086	—
Issuance of shares for non-solicitation intangible asset	—	3,000
Issuance of shares for settlement	—	12,790

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 1. NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. (“ Randsburg”) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes Cresco®, Cresco Reserve®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida and Maryland pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Compassionate Use of Medical Cannabis Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the Arizona Medical Marijuana Act and the Smart and Safe Arizona Act; the New York Compassionate Care Act and the New York Marijuana Regulation and Tax Act; the Massachusetts Regulation and Taxation of Marijuana Act and the Medical Use of Marijuana Act; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act and the Michigan Regulation and Taxation of Marihuana Act; the Florida Compassionate Medical Cannabis Act; and the Maryland Medical Marijuana Act, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of SVS and create the classes of PVS and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018 resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC, under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Cresco LLC limited liability agreement (“Pre-Combination LLC Agreement”). The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting standards generally accepted in the United States (“GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as filed on SEDAR. Consolidated Balance Sheets for the year ended December 31, 2021 are derived from audited financial statements filed on SEDAR on March 25, 2022. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three and six months ended June 30, 2022 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, derivative instruments and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and in Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.

(d)	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

The following are Cresco Labs’ wholly-owned or controlled entities as of June 30, 2022:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
River Distributing Co., LLC	California	Distribution	100%
FloraCal Farms	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC (One Plant Florida)	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Worcester, Inc	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc	Massachusetts	Holding Company	100%
Cultivate Cultivation, Inc	Massachusetts	Cultivation and Production Entity	100%
Good News Holdings, LLC	Illinois	Holding Company	100%
Wonder Holdings, LLC	Illinois	Holding Company	100%
JDRC Seed, LLC	Illinois	Holding Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Holding Company	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	57%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Entity	Location	Purpose	Percentage Held
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets and the share of net income attributable to NCI is shown as a component of Net loss in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statement of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(e)	Earnings (Loss) Per Share

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the Unaudited Condensed Interim Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares; options, warrants and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to redeemable shares, options, warrants and RSUs is computed using the treasury stock method.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Potentially dilutive shares as of June 30, 2022 and June 30, 2021, which were excluded from the calculation of diluted EPS for the periods presented consisted of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2022	2021	2022	2021
Redeemable shares	107,740	117,446	108,284	119,674
Options	26,143	24,895	26,143	14,030
Warrants	7,578	5,073	7,578	3,619
RSUs	3,754	692	3,754	670

Total potentially dilutive shares	145,215	148,106	145,759	137,993

(f)	Recently Adopted Accounting Pronouncements

In May 2021, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU No. 2021-04 clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this guidance has not had a material impact on the Company’s unaudited condensed interim consolidated financial statements.

(g)	Recently Issued Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU No. 2020-06 simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity’s own equity. The amendments in this update are effective for all business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We do not expect the adoption of this guidance will have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 3. INVENTORY

Inventory as of June 30, 2022 and December 31, 2021, consisted of the following:

($ in thousands)	June 30, 2022	December 31, 2021
Raw materials	$35,669	$38,618
Raw materials - non-cannabis	33,959	22,260
Work-in-process	31,976	26,561
Finished goods	57,308	49,204

Total Inventory	$158,912	$136,643

The Company wrote-off $nil and $0.3 million of inventory during the three and six months ended June 30, 2022, respectively, and wrote off $0.2 million during both the three and six months ended June 30, 2021. These write-offs are included in Cost of goods sold presented on the Unaudited Condensed Interim Consolidated Statements of Operations.

NOTE 4. PROPERTY AND EQUIPMENT

As of June 30, 2022 and December 31, 2021, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost

Balance as of January 1, 2022	$146,884	$38,968	$26,227	$152,778	$8,148	$3,258	$42,847	$419,110

Additions	21,552	2,420	1,468	2,352	226	87	19,435	47,540
Transfers	108	917	286	(957)	371	—	(725)	—
Disposals	—	(320)	(61)	(106)	—	—	(1,480)	(1,967)
Measurement period adjustments	1,829	(210)	929	(1,348)	—	—	—	1,200
Effect of foreign exchange and other adjustments	252	—	(29)	(291)	(1)	—	—	(69)

As of June 30, 2022	$170,625	$41,775	$28,820	$152,428	$8,744	$3,345	$60,077	$465,814

Accumulated depreciation

Balance as of January 1, 2022	$(7,498)	$(6,821)	$(7,579)	$(23,149)	$(3,927)	$(1,044)	$—	$(50,018)

Depreciation	(3,090)	(2,708)	(3,007)	(9,542)	(1,061)	(340)	—	(19,748)
Disposals	—	62	24	33	—	—	—	119
Adjustments	—	1	—	—	—	—	—	1

As of June 30, 2022	$(10,588)	$(9,466)	$(10,562)	$(32,658)	$(4,988)	$(1,384)	$—	$(69,646)

Net book value

As of December 31, 2021	$139,386	$32,147	$18,648	$129,629	$4,221	$2,214	$42,847	$369,092

As of June 30, 2022	$160,037	$32,309	$18,258	$119,770	$3,756	$1,961	$60,077	$396,168

As of June 30, 2022 and December 31, 2021, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

In the second quarter of 2022, the Company determined that approximately $2.4 million of materials held in construction in progress would not be used. The assets were classified as held for sale as of June 30, 2022. Based on an analysis of fair value for these materials, the book value of these assets was written down to $0.9 million as of June 30, 2022, with a $1.5 million loss on sale recorded to Selling, general and administrative expenses. The materials were sold in July 2022.

During the three months ended June 30, 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California. As a result of this plan, the Company exercised its early termination right to reduce the existing lease terms to 180 days at these locations and has determined that the useful life of impacted leasehold improvements has essentially ended as of June 30, 2022. As such, the Company has accelerated depreciation on these leasehold improvements to reduce the associated net book value down to $nil. The result of the above was additional depreciation expense taken in the amount of $2.7 million for the three months ended June 30, 2022. The Company is currently in the process of determining a disposal plan for the remaining assets at these locations.

Depreciation of $11.9 million and $6.1 million was incurred during the three months ended June 30, 2022 and 2021, respectively, of which $2.8 million and $1.5 million, respectively, is included in Selling, general and administrative expenses, with $9.1 million and $4.6 million in Cost of goods sold and ending inventory, respectively. Depreciation of $20.3 million and $11.2 million was incurred during the six months ended June 30, 2022 and 2021, respectively, of which $4.6 million and $3.1 million, respectively, is included in Selling, general and administrative expenses, with $15.7 million and $8.1 million in Cost of goods sold and ending inventory, respectively.

As of June 30, 2022 and December 31, 2021, ending inventory includes $12.4 million and $9.1 million of capitalized depreciation, respectively. For the three months ended June 30, 2022 and 2021, $6.7 million and $3.4 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $4.5 million and $2.3 million, respectively, related to depreciation capitalized to inventory in prior quarters. For the six months ended June 30, 2022 and 2021, $12.4 million and $6.9 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $7.3 million and $3.6 million, respectively, related to depreciation capitalized to inventory in prior years.

NOTE 5. LEASES

The Company is the lessee in all of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities and dispensaries. Depending upon the type of lease, the original lease terms generally range from 1 year to 20 years. Certain leases include renewal options ranging from less than one year to 25 years. The Company is reasonably certain to exercise renewal options ranging from 1 year to 10 years on certain leases.

The Company also has long-term financing liabilities associated with certain properties. See Note 11 for additional details on these transactions.

During the three months ended June 30, 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California. As a result of this plan, the Company has terminated the existing leases at these locations. A termination notice was issued to the landlord of these locations, which included two long-term greenhouse leases and a short-term rental of a housing facility. Due to differences between the carrying amounts of the right-of-use (“ROU”) assets and lease liabilities associated with these leases, a gain on lease termination of $5.2 million has been recorded for the three months ended June 30, 2022, and is included in Other income (expense), net, in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

As of both June 30, 2022 and December 31, 2021, ending inventory includes $0.1 million, of capitalized lease depreciation. For both the three months ended June 30, 2022 and 2021, $0.1 million of lease depreciation was recorded to Cost of goods sold, which includes $0.1 million, of lease depreciation capitalized to inventory in prior quarters. For the six months ended June 30, 2022 and 2021, $0.2 million and $0.3 million, respectively, of lease depreciation was recorded to Cost of goods sold, which includes $0.1 million and $0.2 million, respectively, of lease depreciation capitalized to inventory in prior years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 6. INVESTMENTS

The Company has investments in five entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; Infamy Brews, LLC (“Two Roots Brewing Co.”), a non-alcoholic brewing company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.

The 420 Capital, Lighthouse and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable value. The IMC investment is classified as a marketable security with a readily determinable fair value.

During the six months ended June 30, 2022, Lighthouse, in conjunction with a spin-off transaction, issued Lighthouse shareholders a prorated interest in Infamy Brews, LLC, dba Two Roots Brewing Co. As a result, the Company now holds an 0.8% ownership interest in Two Roots Brewing Co. The investment is held at fair value and classified as an equity security without a readily determinable value.

The following is a summary of the investments held at fair value as of June 30, 2022 and December 31, 2021:

($ in thousands)	June 30, 2022	December 31, 2021
420 Capital	$68	$68
Lighthouse	339	542
Two Roots Brewing Co.	93	—
Old Pal	592	592
IMC	900	4,710

Total Investments	$1,992	$5,912

The Company recorded mark-to-market losses of $2.2 million and $2.6 million for the three months ended June 30, 2022 and 2021, respectively, and mark-to-market losses of $3.9 million and $4.0 million for the six months ended June 30, 2022 and 2021, respectively.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 7. INTANGIBLE ASSETS and GOODWILL

As of June 30, 2022 and December 31, 2021, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2022	$31,879	$2,100	$11,921	$404,307	$6,284	$446,767	$903,258

Additions	—	—	2,385	—	—	—	2,385
Measurement period adjustments	—	—	—	(1,000)	—	1,609	609
Disposals	—	—	—	—	—	—	—

Balance at June 30, 2022	$31,879	$2,100	$14,306	$403,307	$6,284	$448,376	$906,252

Accumulated amortization
Balance at January 1, 2022	$(4,197)	$(695)	$(10,448)	$—	$(3,507)	$—	$(18,847)

Amortization	(1,999)	(879)	(1,633)	—	(1,173)	—	(5,684)

Balance at June 30, 2022	$(6,196)	$(1,574)	$(12,081)	$—	$(4,680)	$—	$(24,531)

Net book value
December 31, 2021	$27,682	$1,405	$1,473	$404,307	$2,777	$446,767	$884,411

June 30, 2022	$25,683	$526	$2,225	$403,307	$1,604	$448,376	$881,721

(a)	Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.

Amortization of $3.1 million and $5.7 million was recorded for the three and six months ended June 30, 2022, respectively, of which $2.3 million and $4.4 million, respectively, is included in Selling, general and administrative expenses, with $0.8 million and $1.3 million in Cost of goods sold and ending inventory, respectively. Amortization of $4.2 million and $8.4 million was recorded for the three and six months ended June 30, 2021, respectively, of which $3.6 million and, $7.2 million, respectively, is included in Selling, general and administrative expenses, with $0.6 million and $1.2 million in Cost of goods sold and ending inventory, respectively.

The following table outlines the estimated annual amortization expense related to intangible assets as of June 30, 2022:

($ in thousands)
2022	$4,626
2023	5,268
2024	4,233
2025	4,093
2026	3,968
Thereafter	7,850

Total estimated amortization	$30,038

As of June 30, 2022 and December 31, 2021, ending inventory includes $1.2 million and $1.1 million of capitalized amortization, respectively. For the three months ended June 30, 2022 and 2021, $0.7 million and $0.6 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.5 million, related to amortization capitalized to inventory in prior quarters. For the six months ended June 30, 2022 and 2021, $1.3 million and $1.4 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.9 million, related to amortization capitalized to inventory in prior years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 8. SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2 thousand votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors (the “Board”).

v.	Redeemable Units

As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each redeemable unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(b)	Issued and Outstanding

As of June 30, 2022 and 2021, issued and outstanding shares and units consisted of the following:

(In thousands)	Redeemable Units	SVS*	PVS**	MVS	SSVS***
Beginning balance, January 1, 2022	109,441	269,971	20,667	500	1

Options and warrants exercised	—	785	—	—	—
RSUs issued	—	227	—	—	—
Issuance of shares related to acquisitions	—	5,340	—	—	—
Cresco LLC redemption	(1,701)	1,701	—	—	—
PVS converted to SVS	—	571	(571)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	139	—	—	—

Ending balance, June 30, 2022	107,740	278,734	20,096	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(In thousands)	Redeemable Units	SVS*	PVS**	MVS	SSVS***
Beginning balance, January 1, 2021	126,338	194,231	29,311	500	1

Options and warrants exercised	—	1,963	—	—	—
RSUs issued	—	219	—	—	—
Issuance of shares related to acquisitions	—	16,081	—	—	—
Cresco LLC redemption	(14,537)	14,537	—	—	—
PVS converted to SVS	—	8,230	(8,230)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	72	—	—	—
Share issuances	—	11,469	—	—	—

Ending balance, June 30, 2021	111,801	246,802	21,081	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)	Share Issuances

In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55 million SVS at an at-the-market price. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. No shares were issued during the three and six months ended June 30, 2022 and 2021, respectively, under the new agreement.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(ii)	Issuance of Shares - Acquisitions

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company issued shares in conjunction with acquisitions* as follows:

(in thousands)	Acquisition date	SVS shares issued	Replacement shares issued	Equity-based consideration
Six Months Ended June 30, 2022:
Cultivate - Contingent Consideration	September 02, 2021	5,340	—	$34,708
Year ended December 31, 2021:
Verdant	February 16, 2021	127	—	$2,004
Bluma	April 14, 2021	15,061	814	193,310
Cultivate	September 02, 2021	4,818	—	46,643
Cure Penn	November 25, 2021	6,167	—	54,240
Laurel Harvest	December 10, 2021	8,354	—	65,844

*	Verdant Creations, LLC (“Verdant”); Bluma Wellness, Inc. (“Bluma”); Cultivate Licensing, LLC (“Cultivate”); Bay, LLC (“Cure Penn”), Laurel Harvest, LLC (“Laurel Harvest”)

(iii)	Issuance of Shares - Private Placement

In January 2021, the Company closed an offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share. The Company received cash proceeds of $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million.

(iv)	Issuance of Shares - Arrangement

In February 2021, a binding settlement was reached with a former executive of the Company for payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants, including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares.

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding as of June 30, 2022 and 2021, is as follows:

	Number of warrants* (In thousands)	Weighted-average exercise price
Balance as of January 1, 2022	9,842	$9.63
Exercised	(12)	4.24
Forfeited	(2,252)	11.64

Balance as of June 30, 2022	7,578	$9.18

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

	Number of warrants* (In thousands)	Weighted-average exercise price
Balance as of January 1, 2021	6,183	$7.80
Bluma replacement warrants	4,665	11.64
Exercised	(704)	6.20
Forfeited	(70)	11.64

Balance as of June 30, 2021	10,074	$9.66

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

During the six months ended June 30, 2022, the Company recorded $0.1 million of warrant exercises into share capital. There were no warrant exercises during the three months ended June 30, 2022. During the three and six months ended June 30, 2021, the Company recorded $2.9 million and $5.0 million, respectively, of warrant exercises into share capital.

As part of the Bluma acquisition in the second quarter of 2021, the Company issued 4.7 million Cresco warrants valued at $18.4 million in exchange for Bluma warrants that were issued and outstanding on the acquisition date. The issued warrants are equity-classified. In the second quarter of 2021, 0.2 million warrants related to the Bluma acquisition were exercised for $2.2 million resulting in an increase to share capital of $2.9 million.

The 7.6 million outstanding warrants as of June 30, 2022, are from issuances to underwriters associated with the September 2019 financing offering (“September 2019 Financing”), sellers from the Valley Agriceuticals, LLC (“Valley Ag”) acquisition and the Bluma acquisition replacement awards. Of the total outstanding warrants, 4.2 million are classified as current liabilities and 3.4 million are classified as equity. See Note 16 for information about valuation of liability-classified warrants.

(d)	Distribution to Non-controlling Interest Holders

As of June 30, 2022 and December 31, 2021, the Company had an asset of $3.8 million for tax-related distributions to the 2022 and 2021 unit holders of Cresco Labs, LLC and an accrual of $36.4 million for tax-related distributions to the 2021 and 2020 unit holders of Cresco Labs, LLC, respectively. The accrual for tax-related distributions is recorded based on the year-to-date tax liability attributable to non-controlling interests and the quarterly distributions are paid are based on the prior year liability, in accordance with the IRS safe harbor rules, which resulted in an asset as of June 30, 2022. These distributions will reduce non-controlling interest upon payment.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to the 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $64.4 million and $72.6 million during the three and six months ended June 30, 2022. Similarly, the Company paid required tax distribution amounts to the 2021 and 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $53.2 million and $55.6 million during the three and six months ended June 30, 2021.

(e)	Changes in Ownership and Non-controlling Interests

During the six months ended June 30, 2022, redemptions of 1.7 million redeemable units occurred, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.7% in non-controlling interest in Cresco Labs, LLC. There were no redemptions of redeemable units during the three months ended June 30, 2022.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

During the three and six months ended June 30, 2021, redemptions of 7.6 million and 14.5 million redeemable units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 3.4% and 5.8% in non-controlling interest in Cresco Labs, LLC.

As of and for the six months ended June 30, 2022, Non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1,3]	Eliminations	Total
Non-current assets	$5,087	$33,104	$21,873	$16,178	$13,494	$1,296,990	$—	$1,386,726
Current assets	60,995	117,012	181,273	71,230	97,381	80,158	(293,732)	314,317
Non-current liabilities	—	(11,742)	(3,508)	(12,338)	(2,737)	(658,878)	—	(689,203)
Current liabilities	(49,978)	(106,365)	(132,601)	(81,320)	(154,574)	(8,559)	305,181	(228,216)

Net assets (liabilities)	$16,104	$32,009	$67,037	$(6,250)	$(46,436)	$709,711	$11,449	$783,624

Net assets (liabilities) attributable to NCI	$1,298	$3,404	$4,669	$5	$(9,592)	$(15,709)	$—	$(15,925)

Revenue	$15,728	$25,915	$45,058	$8,920	$2,852	$347,664	$(13,520)	$432,617
Gross profit	9,967	18,255	32,865	1,555	(7,973)	162,616	2,912	220,197

Net income (loss)	$7,659	$6,428	$22,894	$(1,244)	$(2,247)	$(65,461)	$—	$(31,971)

Net income (loss) allocated to NCI	$1,915	$797	$5,723	$(12)	$(449)	$977	$—	$8,951

NCI percentage as of June 30, 2022	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	42.7%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 42.7% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco U.S. Corp.
[3]	Includes the effect of LLC unit redemptions and other adjustments.

As of December 31, 2021, Non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1,3]	Eliminations	Total
Non-current assets	$5,208	$33,698	$22,934	$16,093	$23,422	$1,257,353	$—	$1,358,708
Current assets	54,506	95,522	154,929	64,897	97,276	250,029	(295,404)	421,755
Non-current liabilities	—	(11,213)	(3,443)	(12,286)	(14,071)	(653,320)	—	(694,333)
Current liabilities	(49,726)	(92,049)	(124,597)	(73,441)	(147,993)	(107,143)	306,555	(288,394)

Net assets (liabilities)	$9,988	$25,958	$49,823	$(4,737)	$(41,366)	$746,919	$11,151	$797,736

Net assets (liabilities) attributable to NCI	$2,850	$3,910	$6,123	$18	$(9,143)	$38,424	$—	$42,182
NCI percentage as of December 31, 2021	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	43.3%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 43.3% NCI related to NCI for Cresco Labs Inc. as of December 31, 2021.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 9. SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.

A summary of the status of the options outstanding as of June 30, 2022, consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2022	23,610	$5.54	7.70	$53,455
Granted	3,872	4.69
Exercised	(931)	1.61
Forfeited	(1,362)	7.95

Outstanding - June 30, 2022	25,189	5.44	7.62	3,946

Exercisable - June 30, 2022	14,438	$4.23	6.85	$3,932

During the three months ended June 30, 2022 and 2021, options were exercised for gross proceeds of $0.5 million and $0.4 million, respectively. During the six months ended June 30, 2022 and 2021, options were exercised for gross proceeds of $2.6 million and $1.6 million, respectively.

The following table summarizes the weighted-average grant date fair value and total intrinsic value of options exercised for the six months ended June 30, 2022:

($ in thousands, except per share data)	Six Months Ended June 30, 2022
Weighted-average grant date fair value (per share) of stock option units granted	$3.18
Intrinsic value of stock option units exercised, using market price at exercise date	$3,496

Weighted-average stock price of options on the dates on which options were exercised for the three and six months ended June 30, 2022 was $4.73 and $5.37 per option, respectively.

The fair value of stock options granted under the Plan for the six months ended June 30, 2022, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

June 30, 2022
Risk-free annual interest rate	1.4% - 2.5%
Expected annual dividend yield	0%
Expected stock price volatility	75.3% to 79.2%
Expected life of stock options	5.5 to 7 years
Forfeiture rate	9.4% - 21.3%
Fair value at grant date	$1.67 to $4.90
Stock price at grant date	$2.53 to $6.91
Exercise price range	$2.53 to $6.91

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

Restricted Stock Units

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on date of grant.

A summary of outstanding RSUs as of June 30, 2022 is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted- average fair value	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding - January 1, 2022	1,093	$8.83	3.50	$9,657
Granted	3,349	6.11
Vested and settled	(329)	6.27
Forfeited	(279)	7.05

Outstanding - June 30, 2022	3,834	$6.31	4.00	$24,210

The following table summarizes the total fair value of RSUs vested and settled for the six months ended June 30, 2022:

($ in thousands)	Six Months Ended June 30, 2022
Weighted average grant date fair value (per share) of restricted stock units issued	$7.83
Total fair value of RSUs vested, using market price at vest date	$2,092

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $4.9 million and $5.2 million for three months ended June 30, 2022 and 2021, respectively. For the three months ended June 30, 2022 and 2021, the Company expensed $4.5 million and $4.7 million, respectively, to Selling, general and administrative expenses, with the remaining $0.4 million and $0.5 million, respectively, in Cost of goods sold and ending inventory. The Company recorded compensation expense for option awards in the amount of $9.7 million and $10.6 million for the six months ended June 30, 2022 and 2021, respectively. For the six months ended June 30, 2022 and 2021, the Company expensed $8.5 million and $9.1 million, respectively, to Selling, general and administrative expenses, with the remaining $1.2 million and $1.5 million, respectively, in Cost of goods sold and ending inventory. Unrecognized compensation expense as of June 30, 2022 for option awards is $21.2 million and will be recorded over the course of the next 4 years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

The Company recorded compensation expense for RSU awards in the amount of $2.6 million and $1.0 million for the three months ended June 30, 2022 and 2021, respectively, of which $2.1 million and $0.9 million, respectively, is included in Selling, general and administrative expenses, with the remaining $0.5 million and $0.1 million, respectively, in Cost of goods sold and ending inventory. The Company recorded compensation expense for RSU awards in the amount of $5.5 million and $2.5 million for the six months ended June 30, 2022 and 2021, respectively, of which $4.5 million and $2.0 million, respectively, is included in Selling, general and administrative expenses, with the remaining $1.0 million and $0.5 million respectively, in Cost of goods sold and ending inventory. Unrecognized compensation expense for RSU awards as of June 30, 2022 is $12.9 million and will be recognized over the course of the next 4 years.

As of June 30, 2022 and December 31, 2021 ending inventory includes $1.5 million and $1.2 million of capitalized compensation expense related to both options and RSUs, respectively. For the three months ended June 30, 2022 and 2021, $0.9 million and $0.7 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.6 million and $0.5 million, respectively, related to compensation expense capitalized to inventory in prior quarters. For the six months ended June 30, 2022 and 2021, $1.9 million and $1.4 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.9 million and $0.2 million, respectively, related to compensation expense capitalized to inventory in prior years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 10. ACQUISITIONS

(a)	Business Combinations

No business combinations were completed during the six months ended June 30, 2022. Current period measurement period adjustments (“MPAs”), along with a discussion of areas where measurement period adjustments are most likely to occur in the future, related to acquisitions completed in previous periods are as follows:

(i) Bluma

During the six months ended June 30, 2022, the Company recorded MPAs related to deferred taxes and income taxes payable, which resulted in a net increase in goodwill of $1.8 million. As the measurement period ended April 14, 2022, no amounts are subject to additional adjustments.

(ii) Cultivate

During the six months ended June 30, 2022, the Company recorded MPAs related to property and equipment, deferred consideration, licenses and deferred taxes, which resulted in a net increase in goodwill of $0.4 million.

While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are inventory, fixed assets, intangible assets, deferred tax assets and liabilities and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

(iii) Cure Penn

During the six months ended June 30, 2022, the Company recorded an MPA to consideration (working capital), which resulted in a net increase in goodwill of $0.1 million

While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangible assets and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

(iv) Laurel Harvest

During the six months ended June 30, 2022, the Company recorded MPAs related to deferred taxes and income taxes payable, which resulted in a net reduction in goodwill of $0.7 million.

While all amounts remain subject to adjustments, the areas subject to the most significant potential adjustments are intangibles, deferred tax asset and liabilities, consideration (working capital adjustment), fixed assets and short-term liabilities. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(b)	Deferred and Contingent Consideration, Short-term

The following is a summary of Deferred and contingent consideration balances as of June 30, 2022 and December 31, 2021, which are classified as short-term:

($ in thousands)	June 30, 2022	December 31, 2021
Cultivate contingent consideration	$—	$33,969
Laurel Harvest deferred consideration	44,781	37,847

Total Deferred and contingent consideration, short-term	$44,781	$71,816

The Company recorded contingent consideration in conjunction with the acquisition of Cultivate in the third quarter of 2021. The former owners of Cultivate were entitled to an earnout, based on Cultivate’s adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), a non-GAAP financial measure, of up to $68.0 million. During the first quarter of 2022, the Company remeasured the fair value of the contingent consideration, increasing the value from $34.0 million to $39.6 million. The loss related to the earnout adjustment is included in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations. During the second quarter of 2022, the Company paid the former owners of Cultivate a total of $39.6 million, settled in cash of $4.9 million and 5.3 million SVS.

In the fourth quarter of 2021, the Company recorded $37.9 million short-term deferred consideration and $9.0 million long-term deferred consideration, for a total of $46.9 million deferred consideration related to the Laurel Harvest acquisition. Total deferred payment of $50.0 million is payable within 18 months of the acquisition date; however, the timing of the payment can be accelerated based on timing of the opening of five new dispensaries. Based on projections of timing of the opening of these dispensaries and the deferred consideration earnings associated with each, the Company reclassified $9.0 million of long-term deferred consideration to short-term deferred consideration in the first quarter of 2022. Based on an increase in the associated discount rate, the fair value was subsequently reduced to $44.8 million, as of June 30, 2022, with a $2.1 million decrease to Interest expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations, in the current period. See Note 19 for additional information.

(c)	Deferred Consideration, Long-term

The following is a summary of Deferred consideration as of June 30, 2022 and December 31, 2021, which is classified as long-term:

($ in thousands)	June 30, 2022	December 31, 2021
Valley Ag operating cash flows deferred consideration	$8,281	$8,577
Laurel Harvest deferred consideration	—	9,074

Total Deferred consideration, long-term	$8,281	$17,651

As of June 30, 2022, the estimated liability related to the Valley Ag acquisition of $8.3 million is based on the present value of expected payments associated with future cash flows of Valley Ag. During the six months ended June 30, 2022, the Company recorded a $0.3 million decrease to Interest expense, net associated with the change in value. In the fourth quarter of 2021, the Company recorded $9.0 million of long-term deferred consideration, related to the Laurel Harvest acquisition. During the first quarter of 2022, the Company reclassified $9.0 million of long-term deferred consideration to short-term deferred consideration, based on current projections of timing of the opening of these dispensaries.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(d)	Pending Acquisitions

On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care pursuant to a statutory plan of arrangement (the “Arrangement”), in an all-share transaction with an equity value of approximately $2.0 billion (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share, subject to adjustment. The shareholders of Columbia Care voted in favor of a special resolution to approve the Arrangement on July 8, 2022. The Columbia Care Transaction is expected to close in the fourth quarter of 2022 or in the first quarter of 2023. . While divestitures are anticipated to be required for state regulatory approval of the Columbia Care Transaction, the scope and financial impact of any divestitures cannot be quantified at this time. The Company continues to work toward successful regulatory approvals to complete the transaction, including required divestitures identified in several states and will provide an update regarding the timing and proceeds from divestitures pending the signing of definitive agreements.

NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s Long-term notes and loans payable balances as of June 30, 2022 and December 31, 2021:

($ in thousands)	June 30, 2022	December 31, 2021
Senior Loan, net of unamortized debt issuance costs	$400,000	$400,000
Interest payable	9,606	9,711
Financing liability - leases	97,430	97,797
Less: unamortized debt issuance costs	(20,596)	(22,501)

Total borrowings and interest payable	$486,440	$485,007
Less: short-term borrowings and interest payable	(9,606)	(9,711)
Less: current portion of financing liability - leases	(9,752)	(10,217)

Total Long-term notes and loans payable	$467,082	$465,079

(a)	Senior Loan and Amended Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100.0 million, with the option to increase the principal amount to $200.0 million. Of the $100.0 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

The Tranche A Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly and had a stated maturity of July 22, 2021. The Tranche B Commitment accrued interest at a rate of 13.2% per annum, payable in cash quarterly and had a stated maturity of January 22, 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were 17.0% and 16.1%, respectively.

On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200.0 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one amended term loan (the “Amended Term Loan”). Of the $200.0 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(the “Non-Extending Lenders Commitment”), $97.3 million was committed by extending lenders (the “Extending Lenders Commitment”) and $91.0 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.

The Non-Extending Lenders Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrued interest at a rate of 12.0% per annum, payable in cash quarterly. The Company’s effective interest rates for the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment were 17.7% and 15.8%, respectively.

On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the existing Amended Term Loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.

The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities.

The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan also contains negative covenants, which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. In addition, the Company is required to maintain a minimum cash balance of $50.0 million and to ensure that the Fixed Charge Coverage Ratio; defined as the ratio of (a) consolidated EBITDA less non-financed capital expenditures; restricted payments, as defined by the loan agreement; and federal, state, provincial, local and foreign income taxes (b) consolidated fixed charges; is not less than 2 to 1. As of August 18, 2022, the Company was in compliance with all covenants.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees. Interest expense is discussed in Note 19.

As discussed in Note 10, on March 23, 2022, the Company announced it had entered into the Arrangement Agreement with Columbia Care to acquire all of the issued and outstanding shares of Columbia Care. On March 23, 2022, Cresco entered into a consent agreement with respect to the Senior Loan pursuant to which certain amendments were made to the Senior Loan which are conditional and effective on the closing of the Arrangement (the “Amended Senior Loan”). The Amended Senior Loan permits the Arrangement, Cresco’s assumption of certain Columbia Care debt and certain proposed asset sales in connection with the Arrangement, in each case, on and subject to the terms and conditions of the Amended Senior Loan.

(b)	Financing Liabilities

The Company recognized financing liabilities in relation to sale-leaseback transactions for which the incremental borrowing rates range from 11.2% to 17.5% with remaining terms between 7.6 and 18.0 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is disclosed in Note 19.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 12. REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Wholesale	$95,191	$108,722	$190,300	$204,356
Dispensary	123,035	101,253	242,317	184,056

Total Revenue	$218,226	$209,975	$432,617	$388,412

The Company generates revenue, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 9.9% and 5.7% of gross revenue for the three months ended June 30, 2022 and 2021, respectively. Sales discounts were approximately 9.7% and 4.8% of gross revenue for the six months ended June 30, 2022 and 2021, respectively.

(b)	Loyalty Programs

In the states of Illinois, Arizona, Pennsylvania, New York and Florida; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.04 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of June 30, 2022 and 2021, there were 120.4 million and 85.6 million points outstanding, with an approximate value of $1.8 million and $1.3 million, respectively. The Company expects outstanding loyalty points to be redeemed within one year.

NOTE 13. OTHER INCOME (EXPENSE), NET

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

For the three and six months ended June 30, 2022 and 2021, Other income (expense), net consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Unrealized gain on derivative liabilities - warrants	$809	$10,366	$1,184	$2,717
(Loss) gain on derivative instruments	(32)	2,880	(5,698)	1,099
(Loss) gain on provision - loan receivable	(55)	(27)	683	246
Unrealized loss on investments held at fair value	(2,216)	(2,635)	(3,885)	(3,940)
Gain (loss) on conversion of investment	22	2,509	22	(880)
Loss on foreign currency	(95)	(390)	(29)	(1,025)
Gain (loss) on lease termination	5,243	—	5,243	(46)
Other income	1,005	22	389	2,214

Other income (expense), net	$4,681	$12,725	$(2,091)	$385

NOTE 14. RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

Related parties, including key management personnel, hold 91.4 million redeemable units of Cresco Labs, LLC, which is equal to a deficit of $13.3 million of Non-controlling interests as of June 30, 2022. During the three and six months ended June 30, 2022, 72.5% and 73.8%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel. During the three and six months ended June 30, 2021, 76.9% and 77.1%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel.

(b)	Related Parties - Leases

For the three and six months ended June 30, 2022 and 2021, the Company had lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar, Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2030, except for the leases associated with SLO minority interest holders (“SLO Lease”). During the three months ended June 30, 2022, the Company exercised its early termination right to reduce the SLO Lease term to 180 days. This early termination resulted in a reduction in lease liability and ROU assets. The ROU asset was reduced to $nil due to differences in carrying value between the lease asset and liability and a gain on lease termination of $5.2 million has been recorded for the three months ended June 30, 2022, which is included in Other income (expense), net, in the Unaudited Condensed Interim Consolidated Statements of Operations. The remaining liability for the SLO Lease will expire in the fourth quarter of 2022.

The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties, where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During both the three months ended June 30, 2022 and 2021, the Company received tenant improvement allowance reimbursements of $nil. During the six months ended June 30, 2022 and 2021, the Company received tenant improvement allowance reimbursements of $1.4 million and $nil, respectively. The Company expects to receive further reimbursements of $0.8 million as of June 30, 2022.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Below is a summary of the expense resulting from the related party lease liabilities for the three and six months ended June 30, 2022 and 2021:

		Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	Classification	2022	2021	2022	2021
Operating Leases
Lessor has minority interest in SLO	Rent expense	$133	$391	$512	$791
Lessor has minority interest in MedMar	Rent expense	73	57	144	113
Lessor is an MVS shareholder	Rent expense	296	296	594	574
Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$70	$153	$136
Lessor has minority interest in MedMar	Interest expense	68	80	137	151
Lessor is an MVS shareholder	Depreciation expense	20	18	39	36
Lessor is an MVS shareholder	Interest expense	19	21	39	42

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022		As of December 31, 2021
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in SLO	$—	$84	$6,996	$11,938
Lessor has minority interest in MedMar	1,471	1,504	1,525	1,549
Lessor is an MVS shareholder	6,083	6,108	6,314	4,867
Finance Leases
Lessor has minority interest in MedMar	$2,187	$2,558	$2,137	$2,457
Lessor is an MVS shareholder	609	588	616	1,063

During both the three and six months ended June 30, 2022, the Company recorded interest expense on finance liabilities of $0.1 million. During both the three and six months ended June 30, 2021, the Company recorded interest expense on finance liabilities of $0.1 million. As of June 30, 2022 and December 31, 2021, the Company had finance lease liabilities totaling $1.5 million, respectively. All finance liabilities outstanding are due to an entity controlled by an MVS shareholder.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 15. COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2022, there were no pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

(b)	Contingencies

The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation permits, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with applicable regulations as of June 30, 2022, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)	Commitments

As of June 30, 2022, the Company had total commitments of $4.5 million related to material construction projects. During the first quarter of 2022, pursuant to the Illinois Cannabis Regulation and Tax Act, the Company issued an additional $0.2 million in loans to an Illinois company which has secured Craft Grower Licenses to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. These loans are discussed in Note 16. These loans fully satisfy the Company’s funding requirements under Illinois Cannabis Regulation and Tax Act; however, the Company may elect to fund similar loans in the future.

The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.

NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of June 30, 2022 and December 31, 2021 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the three and six months ended June 30, 2022.

The following tables summarize the Company’s financial instruments as of June 30, 2022 and December 31, 2021:

	June 30, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$89,508	$—	$—	$—	$89,508
Restricted cash[1]	2,826	—	—	—	2,826
Security deposits	3,953	—	—	—	3,953
Accounts receivable, net	44,592	—	—	—	44,592
Loans receivable, long-term	1,245	—	—	—	1,245
Investments	—	900	432	660	1,992
Financial Liabilities:
Accounts payable	$36,988	$—	$—	$—	$36,988
Accrued liabilities	45,933	—	—	—	45,933
Short-term borrowings	19,357	—	—	—	19,357
Current portion of lease liabilities	22,119	—	—	—	22,119
Deferred consideration, contingent consideration and other payables, short-term	5	10	—	44,781	44,796
Lease liabilities	123,996	—	—	—	123,996
Deferred consideration, long-term	—	—	—	8,281	8,281
Long-term notes payable and loans payable	467,082	—	—	—	467,082

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

	December 31, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$223,543	$—	$—	$—	$223,543
Restricted cash[1]	2,559	—	—	—	2,559
Security deposits	3,941	—	—	—	3,941
Accounts receivable, net	43,379	—	—	—	43,379
Loans receivable, short-term	747	—	—	565	1,312
Loans receivable, long-term	505	—	—	—	505
Investments	—	4,710	542	660	5,912
Financial Liabilities:
Accounts payable	$32,278	$—	$—	$—	$32,278
Accrued liabilities	95,442	—	—	—	95,442
Short-term borrowings	19,928	—	—	—	19,928
Current portion of lease liabilities	20,792	—	—	—	20,792
Deferred consideration, contingent consideration and other payables, short-term	5	12	—	71,816	71,833
Derivative liabilities, short-term	—	—	—	1,172	1,172
Lease liabilities	118,936	—	—	—	118,936
Deferred consideration, long-term	—	—	—	17,651	17,651
Long-term notes payable and loans payable	465,079	—	—	—	465,079

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.

The December 31, 2021 Level 3 asset balance of $1.2 million decreased by $0.5 million to a June 30, 2022 balance of $0.7 million. The decrease was driven by the settlement of the Lighthouse loan, which was classified as Loans receivable, short-term.

The December 31, 2021 Level 3 liability balance of $90.6 million, decreased by $37.5 million compared to the June 30, 2022 balance of $53.1 million. The decrease was primarily driven by payment of the Cultivate contingent consideration earnout of $39.6 million in the second quarter of 2022. Additionally, the fair value of warrants decreased by $1.2 million, to $nil, driven by changes in the remaining expected warrant life and the Company’s share price, and the Laurel Harvest and Valley Ag deferred consideration decreased by $2.1 million and $0.3 million, respectively. These decreases were partially offset by a $5.7 million increase to the fair value of the Cultivate contingent consideration balance during the first quarter of 2022. During the six months ended June 30, 2022, $9.1 million was reclassified from long-term to short-term related to the Laurel Harvest deferred consideration liability. See Note 10 for additional discussion of that reclassification.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of June 30, 2022 and December 31, 2021:

($ in thousands)	Valuation classification	June 30, 2022	December 31, 2021
Short-term loans receivable - Lighthouse, net of ECL[1]	Fair value	$—	$565
Interest receivable	Amortized cost	—	747

Total Loans receivable, short-term		$—	$1,312

[1]	Expected Credit Loss (“ECL”)

On August 12, 2019, the Company issued a secured convertible promissory note that was convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. The loan was amended in March 2021 to extend the maturity date from February 2021 to February 2022. During the first quarter of 2022, payment for the outstanding balance and interest was received.

(b)	Loans receivable, long-term

The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of June 30, 2022 and December 31, 2021:

($ in thousands)	Valuation classification	June 30, 2022	December 31, 2021
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$819	$100
Long-term loans receivable - other, net of ECL	Amortized cost	426	405

Total Loans receivable, long-term		$1,245	$505

(i)	Illinois Incubator Loan

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One $0.1 million loan related to the Craft Grower License, was fully funded on July 20, 2021 and matures on July 20, 2026. The remaining loans of $1.2 million were fully funded on March 21, 2022 and matures on July 20, 2027. The loans are measured at amortized cost and bear no interest.

(ii)	Other Loans

In connection with the acquisition of CannaRoyalty Corp., the Company assumed a loan receivable with a balance of $0.4 million as of June 30, 2022 and December 31, 2021.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(c)	Share Purchase Warrants

At June 30, 2022, the Company had 7.6 million warrants outstanding, of which 4.2 million are classified as current liabilities. 3.7 million of these liability-classified warrants are from issuances to underwriters associated with the September 2019 Financing. During the three and six months ended June 30, 2022, no September 2019 Financing warrants were exercised.

During the three months ended June 30, 2022, the Company recorded a mark-to-market gain of $0.8 million related to the liability-classified warrants, reducing the associated liability to $nil. The gain was driven by changes in the Company’s share price, volatility and the remaining expected life of the warrants. The company recorded $nil in unrealized gain/loss on foreign exchange during the period. For the three months ended June 30, 2021, the company recorded a mark-to-market gain of $10.4 million, primarily due to a decrease in the Company’s share price, a decrease in remaining expected life and partially offset by an unrealized foreign exchange loss of $0.2 million.

During the six months ended June 30, 2022, the Company recorded a mark-to-market gain of $1.2 million, related to the liability-classified warrants, reducing the associated liability to $nil. The gain was driven by changes in the Company’s share price, volatility and the remaining expected life of the warrants. The company recorded $nil in unrealized gain/loss on foreign exchange during the period. For the six months ended June 30, 2021, the company recorded a mark-to-market gain of $2.7 million, primarily due to a decrease in the Company’s volatility and remaining expected life, partially offset by an increase in the Company’s share price and an unrealized foreign exchange loss of $0.5 million.

All warrants classified as derivative liabilities are measured at fair value. As of June 30, 2022 and December 31, 2021, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	June 30, 2022	December 31, 2021
Risk-free annual interest rate	1.10%	0.15%
Expected annual dividend yield	0%	0%
Expected stock price volatility	50.1%	47.3%
Expected life of stock warrants	< 1 year	< 1 year
Forfeiture rate	0%	0%
Share price at period end	$2.53	$6.62
Strike price at period end	$9.70	$9.86

Volatility was calculated by using the Company’s historical share volatility. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the warrants. The Company does not expect grantees to forfeit warrants.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and the Company’s management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of June 30, 2022 and December 31, 2021 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its customers, based on cannabis industry growth in its key markets. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but have not yet been voted on within the U.S. Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

The Company’s aging of Accounts receivables as of June 30, 2022 and December 31, 2021 was as follows:

($ in thousands)	June 30, 2022	December 31, 2021
0 to 60 days	$39,446	$37,750
61 to 120 days	4,162	4,309
120 days +	3,709	3,540

Total accounts receivable, gross	47,317	45,599

Allowance for doubtful accounts	2,725	2,220

Total Accounts receivable, net	$44,592	$43,379

For the six months ended June 30, 2022 and 2021, the Company recorded bad debt expense of $0.5 million and $0.2 million, respectively, to account for ECL and recorded an additional $0.1 million and $0.3 million, respectively, in bad debt related to invoice write-offs.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of June 30, 2022, the Company had working capital (defined as current assets less current liabilities) of $86.1 million. The Company will continue to raise capital as needed to fund operations and expansion.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of June 30, 2022:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and Accrued liabilities	$82,921	$—	$—	$82,921
Deferred consideration, contingent consideration and other payables, short-term	44,796	—	—	44,796
Deferred consideration, long-term	—	8,281	—	8,281
Long-term notes payable and loans payable and Short-term borrowings	19,357	—	467,082	486,439

Total obligations as of June 30, 2022	$147,074	$8,281	$467,082	$622,437

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in USD. As of June 30, 2022 and December 31, 2021, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded $0.1 million and $nil in foreign exchange losses during the three and six months ended June 30, 2022, respectively. The Company recorded $0.4 million and $1.0 million in foreign exchange losses during the three and six months ended June 30, 2021, respectively.

As of June 30, 2022 and December 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Senior Loan accrues at a rate of 9.5% per annum and has an effective interest rate of 11.0%.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, Derivative liabilities, long-term and Deferred consideration and contingent consideration with a corresponding change to Other income (expense), net.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware that unforeseen regulatory changes could have a material adverse impact on the goals and operation of the business as a whole.

(vi)	Novel Coronavirus (“COVID-19”) Risk

COVID-19 was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration. As of June 30, 2022, the vaccine is widely available, however, there remains significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

(vii)	Inflation Risk

Inflation risk is the risk that rising inflation will increase our cultivation costs, distribution costs and operating expenses; thus, impacting our operating results. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

NOTE 17. VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021. Cresco Labs Michigan, LLC was determined to be a VIE as the Company possesses the power to direct activities through written agreements. See Note 2 for additional information.

	June 30, 2022	December 31, 2021
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$41,248	$36,850
Non-current assets	36,125	36,320
Current liabilities	(81,445)	(72,476)
Non-current liabilities	(23,294)	(23,124)
Equity (deficit) attributable to Cresco Labs Inc.	(27,366)	(22,430)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$2,463	$1,006	$3,495	$2,114
Net loss attributable to Cresco Labs Inc.	(2,638)	(2,467)	(5,015)	(3,909)
Net loss	(2,638)	(2,467)	(5,015)	(3,909)

NOTE 18. SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Commercial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODM”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region.

For the three and six months ended June 30, 2022, the Company generated 100% of its revenue in the United States. For the three and six months ended June 30, 2021, the Company generated 100.0% and 99.2%, respectively, of its revenue in the United States with the remainder generated in Canada.

NOTE 19. INTEREST EXPENSE, NET

Interest expense, net, consisted of the following for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Interest expense – leases	$(990)	$(1,023)	$(1,984)	$(1,960)
Interest expense – notes and loans payable	(9,606)	(6,034)	(19,106)	(12,055)
Accretion of debt discount and amortization of deferred financing fees	(970)	(1,563)	(1,904)	(2,983)
Interest expense – financing activities and sale and leasebacks	(2,979)	(2,796)	(5,959)	(5,633)
Other interest income (expense)[1]	2,454	(362)	2,354	(694)
Interest income	75	297	220	542

Total Interest expense, net	$(12,016)	$(11,481)	$(26,379)	$(22,783)

[1]

During the three months ended June 30, 2022, the Company recorded reductions in interest expense of $2.1 million and $0.3 million related to Laurel Harvest deferred consideration and Valley Ag operating cash flows deferred consideration, respectively; resulting in interest income for the 2022 periods. See Note 10 for additional information.

See Note 11 for additional information on Interest expense – notes and loans payable and accretion of debt discount and amortization of deferred financing fees.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as some state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Maryland and New York do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its income tax returns in these states.

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

The following table summarizes the Company’s income tax expense and effective tax rates for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2022	2021	2022	2021
Income before income taxes	$15,342	$16,116	$14,474	$7,516
Income tax expense	23,638	13,463	46,445	28,987
Effective tax rate	154.1%	83.5%	320.9%	385.7%

The Company had no unrecognized tax benefits as of June 30, 2022.

NOTE 21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 18, 2022, which is the date on which these financial statements were issued.

In July of 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California; all operations at these facilities will cease in the third quarter of 2022. As the decision to initiate this plan occurred in the quarter ended June 30, 2022, certain accounting has been recognized related to the shutdown as of June 30, 2022. See Notes 4, 5 and 14 for additional detail. The Company is currently in the process of determining a disposal plan for the remaining assets at these locations.